Exhibit 99.1

VivoPower International PLC to Participate in 33rd Annual Roth Conference

LONDON, March 16, 2021 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR, the “Company”) announced today that Executive Chairman and Chief Executive Officer, Kevin Chin and Executive Director, Matt Cahir, have been invited to present at this week’s Virtual Roth Conference, presented by Roth Capital Partners (“Roth”).

Roth’s 33rd annual investor conference is being held virtually from March 15-17, 2021, bringing together senior executives from over 400 companies and thousands of global investors. The conference will feature one-on-one management meetings, virtual fireside chats with industry analysts and thematic industry panels representing sectors including Sustainability, Technology, Healthcare and more.

For any inquiries, please reach out to shareholders@vivopower.com.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

About Roth

Roth Capital Partners, LLC (“Roth”) is a relationship-driven investment bank focused on serving emerging growth companies and their investors. As a full-service investment bank, Roth provides capital raising, M&A advisory, analytical research, trading, market-making services, and corporate access. Headquartered in Newport Beach, CA, Roth is privately-held, employee owned, and maintains offices throughout the U.S. For more information on Roth, please visit www.roth.com.

Contact

Investor Relations

shareholders@vivopower.com

Press

rmorganevans@edisongroup.com

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the number of MWh of clean energy per year, the number of homes such amount has the potential to power, the amount of emissions avoided, the number of local jobs the project has the potential to provide, and the potential timeline for completion. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.